FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 18, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for September 18, 2007 and incorporated by reference herein is the Registrant’s immediate report dated September 18, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: September 18, 2007

BluePhoenix Announces Enhanced Solution for Migrating Mainframe
Customers to COBOL Language Environment (LE)

—	Resolves major hurdle for customers following IBM's withdrawal of support for non LE conforming environments
—	Provides modernized environment for companies embarking on SOA initiatives
—	Solution based on BluePhoenix's COBOL LE Enabler tool for automated migration

HERZLIA, Israel – September 18, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced an enhanced solution for migrating mainframe customers from outdated or unsupported versions of COBOL to COBOL Language Environment (LE).

IBM has announced that older COBOL compilers are no longer supported for DB2 V8 and CICS TS V3.1 and only the COBOL LE runtime is currently supported for these environments. DB2 V8 now only supports current Enterprise COBOL V3.4 and starting with CICS TS V3.1, transactions compiled with OS/VS COBOL or earlier must be converted and re-compiled to a LE conforming environment. DB2 is a widely used database management system on the IBM mainframe and CICS provides online transaction processing services and management for critical business applications.

IBM’s withdrawal of support for these older COBOL versions necessitate mainframe customers to migrate to LE conforming environments in order to receive full support for their mission critical systems and also to enable them to implement newer technologies and architectures such as Service Oriented Architecture (SOA).

“Mainframe customers are facing a major challenge with IBM’s withdrawal of support for older versions of COBOL,” said Arik Kilman, CEO of BluePhoenix Solutions. “Especially now, as SOA projects continue to proliferate, mainframe customers are looking for ways to leverage their existing DB2 and CICS application components as reusable resources in SOA environments. Our enhanced solution provides an excellent means for these customers to rapidly and safely migrate their existing systems to LE conforming environments upon which they can build for the future.”

BluePhoenix’s enhanced migration solution is a complete end-to-end service that identifies, upgrades, and recompiles non LE compliant modules. The solution analyzes existing source code and executables and provides a detailed report of all modules and code that require modification. BluePhoenix’s COBOL LE Enabler tool automatically modifies the selected source code, compiles the impacted modules and facilitates the development of cost effective test plans before migrating the LE compliant code to production.

For more information about migration to COBOL LE, please visit www.bphx.com/cobol_conversion.cfm

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner, CMO	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+972 9-952-6110	+1212-888-4570
dleichner@bphx.com	paulmholm@gmail.com